Exhibit 99.1

AirNet Announces Changes in Management and Board of Directors

HOUSTON, September 9, 2022 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), today announced changes in its board of directors (the "Board") and management.

Change in Management

Ms. Dan Shao (“Ms. Shao”), the spouse of Mr. Herman Man Guo (“Mr. Guo”), has been appointed as the Company’s chief executive officer to replace Mr. Guo, effective from September 9, 2022. Mr. Guo has resigned as chief executive officer of the Company for personal reasons, effective from September 9, 2022. Mr. Guo’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Guo will continue to serve as the chairman of the Board and interim chief financial officer of the Company.

Ms. Shao has served as a managing director of Air Media International (S) Pte Ltd, a company wholly owned by Ms. Shao, and as a managing director of Air Joy Media Private Limited, a subsidiary of AirNet, since December 2013 and November 2019, respectively. In addition, she has served as an executive director of Multiway International Consultancy Pte Ltd. since November 2020 and as a business development director at Elmwood Group Pte Ltd since August 2021. Ms. Shao worked at Shandong Hongzhi Advertising Co. Ltd. from December 2004 to December 2006, and at Sun Television Cybernetworks Enterprise Ltd. from January 2003 to November 2004. Ms. Shao graduated with a bachelor’s degree from the University of International Business and Economic in July 2003 and received a master’s degree from National University of Singapore in June 2019.

Change in Board of Directors

The Board has also nominated and appointed Ms. Shao as a director of the Board, effective from September 9, 2022.

Upon the effectiveness of Ms. Shao’s appointment, the Board will consist of six directors, including three independent directors.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Yan Liu

Director, Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com